UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                                  NexMed, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   652903-10-5
                                 (CUSIP Number)


                                 April 21, 2003
             (Date of Event which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [ ]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

               2,316,777

6.      SHARED VOTING POWER

                     0

7.      SOLE DISPOSITIVE POWER

               2,316,777

8.      SHARED DISPOSITIVE POWER

                     0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,316,777

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     7.3%

12.     TYPE OF REPORTING PERSON*

                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         NexMed, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         350 Corporate Boulevard
         Robbinsville, New Jersey 08691

ITEM 2(a).      NAME OF PERSON FILING:

       The name of the person filing this statement on Schedule 13G is The Tail Wind Fund Ltd. ("Tail Wind"). Tail Wind Advisory and Management Ltd. is the investment manager for Tail Wind and expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock arising from its status as the investment manager.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       The Bank of Nova Scotia Trust Company (Bahamas) Ltd.
       Windermere House
       404 East Bay Street
       P.O. Box SS-5539
       Nassau, Bahamas
       Attn:  Ngaire Strachan

ITEM 2(c).      CITIZENSHIP:

       The Tail Wind Fund Ltd. is a corporation duly formed under the laws of the British Virgin Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock

ITEM 2(e).      CUSIP NUMBER:

         652903-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:

                       2,316,777 shares of Common Stock

               Tail Wind beneficially owns a total of 2,316,777 shares of Common Stock, which includes: (i) 274,519 shares of Common Stock held as of April 30, 2003, (ii) 1,659,751 shares of Common Stock into which Tail Wind's Convertible Notes issued on June 11, 2002 (the "Notes") are convertible, and (iii) 382,507 shares of Common Stock into which Tail Wind's shares of Series B Convertible Preferred Stock (the "Preferred Stock") issued on April 21, 2003 are convertible. The above calculation is determined as of April 30, 2003 based on a conversion price of the Notes equal to $2.41 and no accrued interest and a conversion price of the Preferred Stock equal to $1.5686 and no accrued dividends.

        (b)     Percent of class:

               Tail Wind's aggregate beneficial ownership of 2,316,777 shares of Common Stock constitutes 7.3% of all the outstanding shares of Common Stock, based upon 29,587,536 outstanding shares of Common Stock as of May 14, 2003 (as reported by the Issuer in its 10Q for the period ended March 31, 2003).

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

                                    2,316,777

                (ii)    Shared power to vote or to direct the vote

                              Not applicable.

                (iii)   Sole power to dispose or to direct the disposition of

                                    2,316,777

                (iv)    Shared power to dispose or to direct the disposition of

                              Not applicable.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.



ITEM 10.        CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: May 16, 2003                         THE TAIL WIND FUND LTD.



                                            By: /s/ Andrew P. MacKellar
                                            ---------------------------------
                                                Andrew P. MacKellar, Director